# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 05/09/2025
Amends the filing with accession number 0001829126-25-002643
Filed by CIK 0002054128
Persons authorized to receive notices and communications: Cao Yu, Room 802, Building 47,, Rongcheng Garden, Xiangcheng District,, Suzhou City, China (F4), 215100, 86 152 5004 8607

## Reporting persons
- Cao Yu (CIK 0002054128): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 3,189,532; shared voting power 0; sole dispositive power 3,189,532; shared dispositive power 0; aggregate amount beneficially owned 3,189,532 (34% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of (i) 1,145,833 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, and (ii) 1,585,366 shares of common stock.
- Hu Bin (CIK 0002053987): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: personal funds (PF); sole voting power 2,056,705; shared voting power 0; sole dispositive power 2,056,705; shared dispositive power 0; aggregate amount beneficially owned 2,056,705 (21.9% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of (i) 859,319 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, and (ii) 853,659 shares of common stock.
- Youxin Consulting Limited (CIK 0002053977): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 343,774; shared voting power 0; sole dispositive power 343,774; shared dispositive power 0; aggregate amount beneficially owned 343,774 (3.7% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of 245,553 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock.
- Li Wai Chung (CIK 0002056059): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 343,774; shared voting power 0; sole dispositive power 343,774; shared dispositive power 0; aggregate amount beneficially owned 343,774 (3.7% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of 245,553 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong (K3), 00000
Comment: This Amendment No. 2 to the Schedule 13D ("Amendment No. 2") amends and supplements the original Schedule 13D filed by Cao Yu, Hu Bin, Youxin Consulting Limited and Li Wai Chung (collectively, the "Reporting Persons") on February 25, 2025 (the "Original Schedule 13D"), as amended on April 14, 2025, relates to the Common Stock of the Issuer. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Original Scheduled 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities purchased by Cao Yu and Hu Bin, respectively, as described in Item 6 of this Amendment No.2, are purchased through the personal funds of each of them, for a purchase price of $2,600,000 by Cao Yu, and $1,400,000 by Hu Bin.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 9, 2025, the Issuer entered into, and simultaneously closed the transactions under, a Securities Purchase Agreement with Cao Yu ("Cao SPA"), whereby the Issuer sold 1,585,366 shares of Common Stock to Cao Yu, for an aggregate purchase price of $2,600,000.

On May 9, 2025, the Issuer entered into, and simultaneously closed the transactions under, a Securities Purchase Agreement with Hu Bin ("Hu SPA"), whereby the Issuer sold 853,659 shares of Common Stock to Hu Bin, for an aggregate purchase price of $1,400,000.

As previously disclosed, on February 18, 2025, the Issuer entered into an Amended and Restated Securities Purchase Agreement (the "February 18, 2025 SPA") with David Lazar ("Seller") on the one hand, and Cao Yu, Hu Bin, and Youxin Consulting Limited (collectively, "Purchasers"), on the other hand, whereby Seller, a director and former officer of the Issuer, sold to the Purchasers (i) 2,219,447 shares (the "Seller Preferred Stock") of Series A Convertible Preferred Stock, $0.001 par value per share (the "Preferred Stock") of the Issuer, (ii) a warrant to purchase up to an additional 2,800,000 shares of Common Stock, with an exercise price equal to $1.00 per share, subject to adjustment therein (the "Warrant"), and (iii) certain amounts owed by the Issuer to Seller (the "Lazar Receivables").

On April 10, 2025, Seller transferred 31,258 additional shares of Preferred Stock (the "Additional Shares" and collectively with the Seller Preferred Stock and the Warrant, the "Securities") to Purchasers. The aggregate purchase price for the Securities and the Lazar Receivables paid to Seller was $500,000 (the "Purchase Price"), of which $300,000 was directed by Seller to be contributed to the Issuer in exchange for 1,200,000 newly issued shares of Common Stock to be issued to Seller (the "Lazar Common Stock"). Pursuant to the February 18, 2025 SPA, in the event certain milestones were achieved, Seller was to be issued newly issued shares of Common Stock (the "Earnout Shares").

On May 9, 2025, the Issuer entered into a Second Amended and Restated Securities Purchase Agreement with Seller and Purchasers to remove references to the issuance of the Lazar Common Stock, which issuance was rescinded and replaced with the Convertible Note described below, and remove references to the Earnout Shares. Pursuant to such Second Amended and Restated Purchase Agreement, Seller sells and delivers to Purchasers, and Purchasers purchases and accepts all of Seller's right, title and interest in and to the Lazar Receivables and the Securities for the Purchase Price, which Seller acknowledges and agrees had been previously paid by Purchasers. Purchasers agree that they will surrender the Warrant to the Issuer for cancellation and irrevocably waive and forgive the Lazar Receivables for the benefit of the Issuer.

The forgoing description of the Cao SPA, Hu SPA and Second Amended and Restated Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the reference to Cao SPA, Hu SPA and Second Amended and Restated Securities Purchase Agreement, which are filed as Exhibit 99.1, 99.2 and 99.3 to this Amendment No.2, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated May 13, 2025, by and among the Reporting Persons (filed herewith).

Exhibit 99.1 Securities Purchase Agreement by and between the Company and Cao Yu, dated May 9, 2025 (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K/A on May 12, 2025 and incorporated herein by reference).

https://www.sec.gov/Archives/edgar/data/1467761/000182912625003580/fiee_ex10-1.htm

Exhibit 99.2 Securities Purchase Agreement by and between the Company and Hu Bin, dated May 9, 2025 (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K/A on May 12, 2025 and incorporated herein by reference).

https://www.sec.gov/Archives/edgar/data/1467761/000182912625003580/fiee_ex10-2.htm

Exhibit 99.3 Second Amended and Restated Securities Purchase Agreement by and among the Company, David Lazar, Cao Yu, Hu Bin and Youxin Consulting Limited, dated May 9, 2025. (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K/A on May 12, 2025 and incorporated herein by reference).

https://www.sec.gov/Archives/edgar/data/1467761/000182912625003580/fiee_ex10-4.htm

## Signatures
- Cao Yu: /s/ Cao Yu, Cao Yu (05/13/2025)
- Hu Bin: /s/ Hu Bin, Hu Bin (05/13/2025)
- Youxin Consulting Limited: /s/ Li Wai Chung, Li Wai Chung (05/13/2025)
- Li Wai Chung: /s/ Li Wai Chung, Li Wai Chung (05/13/2025)